Exhibit 99.5

                        , 2002

EXCHANGE AGENT AGREEMENT

Wachovia Bank, National Association
800 East Main Street
Richmond, Virginia 23219

Ladies and Gentlemen:

        Sinclair Broadcast Group, Inc., a Maryland corporation, as Depositor ("the Company") hereby appoints Wachovia Bank, National Association (formerly First Union National Bank) ("Wachovia") to act as exchange agent (the "Exchange Agent") in connection with an exchange offer (the "Exchange Offer") by the Company to exchange up to $300,000,000 aggregate Principal amount of the Company's 8% Senior Subordinated Notes due 2012 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like aggregate Principal amount of the Company's outstanding 8% Senior Subordinated Notes due 2012 (the "Original Notes" and, together with the Exchange Notes, the "Notes").

        The terms and conditions of the exchange offer are set forth in a Prospectus dated            , 2002 (as the same may be amended or supplemented from time to time, the "Prospectus") and in the related Letter of Transmittal, which together constitute the "Exchange Offer." The registered holders of the Notes are hereinafter referred to as the "Holders." References hereinafter to "you" shall refer to Wachovia Bank, National Association.

        The Exchange Offer is expected to be commenced by the Company on or about            , 2002. The Letter of Transmittal accompanying the Prospectus is to be used by the Holders to accept the Exchange Offer, and contains certain instructions with respect to the Exchange Offer.

        The Exchange Offer shall expire at 5:00 p.m., New York City time, on            , 2002 or on such later date or time to which the Company may extend the Exchange Offer (the "Expiration Date"). Subject to the terms and conditions set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offer from time to time and may extend the Exchange Offer by giving oral (promptly confirmed in writing) or written notice to you no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Original Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified in the Prospectus under the caption "The Exchange Offer—Conditions to the Exchange Offer." The Company will give oral (promptly confirmed in writing) or written notice of any amendment, termination or nonacceptance to you as promptly as practicable.

        In carrying out your duties as Exchange Agent, you agree to act in accordance with the following instructions:

            1.  You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus captioned "The Exchange Offer" and as specifically set forth herein and such duties which are necessarily incidental thereto; provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing.

            2.  You will establish an account with respect to the Original Notes at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Exchange Offer within two business days after the date of the Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of the Original Notes by causing the Book-Entry Transfer Facility to transfer such Original Notes into your account in accordance with the Book-Entry Transfer Facility's procedure for such transfer.

            3.  You will examine each of the Letters of Transmittal, certificates for Original Notes and confirmations of book-entry transfers into your account at the Book-Entry Transfer Facility and any Agent's Message or other documents delivered or mailed to you by or for holders of the Original Notes to ascertain whether (i) the Letters of Transmittal and any such other documents are duly executed and properly completed in accordance with instructions set forth therein and (ii) the Original Notes have otherwise been properly tendered. In each case where the Letter of Transmittal or any other document has been improperly completed or executed or any of the certificates for Original Notes are not in proper form for transfer or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will advise the Company of such irregularity. If the Company does not waive the irregularity as provided in paragraph 4, you will endeavor to inform the presenters of the need for fulfillment of all requirements and to take any other action as may be necessary or advisable to cause such irregularity to be corrected. You are also to examine each Letter of Transmittal, agent's message and book-entry confirmation to determine if any holder tendering Exchange Notes has indicated that it is a "participating broker-dealer" (as defined in the Prospectus) and you agree to advise the Company promptly (by telephone confirmed in writing) if any such Letter of Transmittal, agent's message and book-entry confirmation so indicates or if you otherwise receive written notice that any person is a "participating broker-dealer", and you will promptly deliver to each such participating broker-dealer ten copies of the Prospectus and ten copies of any amendment or supplement to the Prospectus that the Company provides to you.

            4.  With the approval of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Company (such approval, if given orally, to be confirmed in writing) or any other party designated by such officer of the Company in writing, you are authorized to waive any irregularities in connection with any tender of Original Notes pursuant to the Exchange Offer.

            5.  Tenders of Original Notes may be made only as set forth in the section of the Prospectus captioned "The Exchange Offer—Procedures for Tendering Original Notes" or in the Letter of Transmittal and Original Notes shall be considered properly tendered to you only when tendered in accordance with the procedures set forth therein.

        Notwithstanding the provisions of this paragraph 5, Original Notes which the Company or any other party designated by the Company in writing shall approve as having been properly tendered shall be considered to be properly tendered (such approval, if given orally, shall be confirmed in writing).

            6.  You shall advise the Company with respect to any Original Notes delivered subsequent to the Expiration Date and accept their instructions with respect to disposition of such Original Notes.

            7.  You will accept tenders:

            (a)  in cases where the Original Notes are registered in two or more names only if signed by all named holders;

            (b)  in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority to so act is submitted (unless such requirement is waived by the Company, which waiver, if given orally, shall be promptly confirmed in writing); and

            (c)  from persons other than the registered holder of Original Notes provided that customary transfer requirements, including any applicable transfer taxes, are fulfilled. You will accept partial tenders of Original Notes where so indicated and as permitted in the Letter of Transmittal and deliver certificates for Original Notes to the transfer agent for split-up and return any untendered Original Notes to the holder (or to such other person as may be designated in the Letter of Transmittal) as promptly as practicable after expiration or termination of the Exchange Offer.

            8.  Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will notify you (such notice if given orally, to be promptly confirmed in writing) of the Company's acceptance, promptly after the Expiration Date, of all Original Notes properly tendered and you, on behalf of the Company, will exchange such Original Notes for Exchange Notes and cause such Original Notes to be canceled. Delivery of Exchange Notes will be made on behalf of the Company by you at the rate of $1,000 Principal amount of Exchange Notes for each $1,000 Principal amount of Original Notes tendered promptly after notice (such notice if given orally, to be promptly confirmed in writing) of acceptance of said Original Notes by the Company; provided, however, that in all cases, Original Notes tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you of certificates for such Original Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or in lieu thereof an Agent's Message) and any other required document.

            9.  The Company shall not be required to exchange any Original Notes tendered if any of the conditions set forth in the Exchange Offer are not met. Notice of any decision by the Company not to exchange any Original Notes tendered shall be given (such notice, if given orally, shall be promptly confirmed in writing) by the Company to you.

          10.  If, pursuant to the Exchange Offer, the Company does not accept for exchange all or part of the Original Notes tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus under the caption "The Exchange Offer—Conditions to the Exchange Offer" or otherwise, you shall as soon as practicable after the expiration or termination of the Exchange Offer return those certificates for unaccepted Original Notes (or effect the appropriate book-entry transfer of the unaccepted Original Notes), and return any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who deposited them.

          11.  All certificates for reissued Original Notes or for unaccepted Original Notes shall be forwarded by (a) first-class mail, return receipt requested, under a blanket surety bond protecting you and the Company from loss or liability arising out of the non-receipt or non-delivery of such certificates or (b) by registered mail insured separately for the replacement value of such certificates.

          12.  You are not authorized to pay or offer to pay any concessions, commissions or solicitation fees to any broker, dealer, bank or other persons or to engage or utilize any person to solicit tenders.

          13.  As Exchange Agent hereunder you:

            (a)  will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of Original Notes, and will not be required to and will make no representation as to the validity, value or genuineness of the Exchange Offer; provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing;

            (b)  shall not be obligated to take any legal action hereunder which might in your reasonable judgment involve any expense or liability, unless you shall have been furnished with reasonable indemnity;

            (c)  shall not be liable to the Company for any action taken or omitted by you, or any action suffered by you to be taken or omitted, without negligence, misconduct or bad faith on your part, by reason of or as a result of the administration of your duties hereunder in accordance with the terms and conditions of this Agreement or by reason of your compliance with the instructions set forth herein or with any written or oral instructions delivered to you pursuant hereto, and may reasonably rely on and shall be protected in acting in good faith in reliance upon any certificate, instrument, opinion, notice, letter, facsimile or other document or security delivered to you and reasonably believed by you to be genuine and to have been signed by the proper party or parties;

            (d)  may reasonably act upon any tender, statement, request, comment, agreement or other instrument whatsoever not only as to its due execution and validity and the effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith reasonably believe to be genuine or to have been signed or represented by a proper person or persons;

            (e)  may rely on and shall be protected in acting upon written or oral instructions from any officer of the Company with respect to the Exchange Offer;

            (f)    shall not advise any person tendering Original Notes pursuant to the Exchange Offer as to the wisdom of making such tender or as to the market value or decline or appreciation in market value of any Original Notes; and

            (g)  may consult with your counsel with respect to any questions relating to your duties and responsibilities and the written opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by you hereunder in good faith and in accordance with such written opinion of such counsel.

          14.  You shall take such action as may from time to time be requested by the Company or its counsel (and such other action as you may reasonably deem appropriate) to furnish copies of the Prospectus, Letter of Transmittal and the Notice of Guaranteed Delivery, or such other forms as may be approved from time to time by the Company, to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Exchange Offer, provided that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offer and that such information shall be consistent with the terms of the Exchange Offer and the Letter of Transmittal. The Company will furnish you with copies of such documents at your request. All other requests for information relating to the Exchange Offer shall be directed to the Company, care of David B. Amy, 10706 Beaver Dam Road, Hunt Valley, MD 21030.

          15.  You shall advise by facsimile transmission or telephone, and promptly thereafter confirm in writing to the Company and Wilmer, Cutler & Pickering, special counsel for the Company, and such other person or persons as they may request, weekly, and more frequently if reasonably requested, up to and including the Expiration Date, as to the principal amount of the Original Notes that have been tendered pursuant to the Exchange Offer and the items received by you pursuant to this Agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received and items covered by Notices of Guaranteed Delivery. In addition, you will also inform, and cooperate in making available to, the Company or any such other person or persons as the Company may request from time to time prior to the Expiration Date, such other information as they reasonably request. You shall prepare a list of persons who failed to tender or whose tenders were not accepted and the aggregate principal amount of Original Notes not tendered or Original Notes not accepted and deliver said list to the Company at least seven days prior to the Expiration Date. You shall also prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Original Notes tendered and the aggregate principal amount of Original Notes accepted and deliver said list to the Company.

          16.  Letters of Transmittal and Notices of Guaranteed Delivery shall be stamped by you as to the date and the time of receipt thereof and shall be preserved by you for a period of time at least equal to the period of time you preserve other records pertaining to the transfer of securities. You shall dispose of unused Letters of Transmittal and other surplus materials by returning them to the Company or destroying them if authorized by the Company.

          17.  For services rendered as Exchange Agent hereunder you shall be entitled to a fee of [$    ] and you shall be entitled to reimbursement of your expenses (including fees and expenses of your counsel, which fees are expected under normal circumstances to be not in excess of [$    ]) incurred in connection with the Exchange Offer.

          18.  You hereby acknowledge receipt of the Prospectus and the Letter of Transmittal attached hereto and further acknowledge that you have examined each of them to the extent necessary to perform your duties hereunder. Any inconsistency between this Agreement, on the one hand, and the Prospectus and the Letter of Transmittal (as they may be amended from time to time), on the other hand, shall be resolved in favor of the latter two documents, except with respect to the duties, liabilities and indemnification of you as Exchange Agent, which shall be controlled by this Agreement.

          19.  The Company agrees to indemnify and hold you harmless in your capacity as Exchange Agent hereunder against any liability, cost or expense, including reasonable attorneys' fees, arising out of or in connection with the acceptance or administration of your duties hereunder, including, without limitation, in connection with any act, omission, delay or refusal made by you in reasonable reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document reasonably believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Original Notes reasonably believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Original Notes; provided, however, that the Company shall not be liable for indemnification or otherwise for any loss, liability, cost or expense to the extent arising out of your negligence, willful breach of this Agreement, willful misconduct or bad faith. In no case shall the Company be liable under this indemnity with respect to any claim against you unless the Company shall be notified by you, by letter or by facsimile confirmed by letter, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or commencement of action. The Company shall be entitled to participate at its own expense in the defense of any such claim or other action, and, if the Company so elects, the Company shall assume the defense of any suit brought to enforce any such claim. In the event that the Company shall assume the defense of any such suit, the Company shall not be liable for the fees and expenses of any additional counsel thereafter retained by you so long as the Company shall retain counsel reasonably satisfactory to you to defend such suit. You shall not compromise or settle any such action or claim without the consent of the Company.

          20.  You shall arrange to comply with all requirements under the tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service.

          21.  This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the State of Maryland applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of law principles, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto.

          22.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which taken together constitute one and the same agreement.

          23.  In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          24.  This Agreement shall not be deemed or construed to be modified, amended, rescinded, canceled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged. This Agreement may not be modified orally.

          25.  Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile) and shall be given to such party, addressed to it, at its address or telecopy number set forth below:

  If to the Company:

    Sinclair Broadcast Group, Inc.
    10706 Beaver Dam Road
    Hunt Valley, MD 21030
    Telephone: (410) 568-1500
    Facsimile: (410) 467-5043
    Attn: Barry Faber, Esq.

    With copies to:

    Wilmer, Cutler & Pickering
    100 Light Street
    Baltimore, MD 21202
    Telephone: (410) 986-2800
    Facsimile: (410) 986-2828
    Attn: John B. Watkins, Esq.

    Thomas & Libowitz
    100 Light Street, Suite 100
    Baltimore, MD 21202
    Telephone: (410) 752-2468
    Facsimile: (410) 752-2046
    Attn: C. Wayne Davis, Esq.

  If to the Exchange Agent:

    Wachovia Bank, National Association
    Corporate Trust Administration
    800 East Main Street
    Richmond, VA 23219
    Telephone: (804) 343-6067
    Facsimile: (804) 343-6699
    Attn: Ms. Lee Bedell

          26.  Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days following the Expiration Date. Notwithstanding the foregoing, Sections 17, 19 and 20 shall survive the termination of this Agreement. Except as provided in Section 16, upon any termination of this Agreement, you shall promptly deliver to the Company any funds or property (including, without limitation, Letters of Transmittal and any other documents relating to the Exchange Offer) then held by you as Exchange Agent under this Agreement.

          27.  This Agreement shall be binding and effective as of the date hereof.

        Please acknowledge receipt of this Agreement and confirm the arrangements herein provided by signing and returning the enclosed copy.

SINCLAIR BROADCAST GROUP, INC.
By:	Name: Title:
Accepted as of the date first above written: WACHOVIA BANK, NATIONAL ASSOCIATION
By:	Name: Title: